Guang Yang
Chief Executive Officer
BrightSphere Investment Group Inc.
200 Clarendon Street, 53rd Floor
Boston, MA 02116

May 14, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cara Lubit
Hugh West
Jessica Livingston
Pam Long
Re:     BrightSphere Investment Group Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 24, 2019
File No. 333-230202
Ladies and Gentlemen:
BrightSphere Investment Group Inc. (“BrightSphere-Delaware”) submits this letter in response to your letter dated May 1, 2019, relating to the above-referenced filing by BrightSphere-Delaware. Set forth below in italics are the comments contained in the Staff’s letter, together with BrightSphere-Delaware’s responses. In addition, BrightSphere-Delaware is filing concurrently with this letter an amendment (“Amendment No. 2”) to the above-referenced filing (as amended, the “Form S-4”), which includes revisions made in response to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Form S-4.
Material U.S. Federal Income Tax Considerations of The Redomestication, page 35

1.
We note your response and revisions in response to comment 2. If counsel continues to provide a “should” opinion rather than a “will” opinion, revise the disclosure on page 37 describing the U.S. federal income tax consequences of the exchange to clarify the degree of uncertainty regarding this conclusion. For example, indicate whether an IRS challenge to the tax treatment is possible but highly unlikely, or more likely than not. For more guidance see Section III.C.4 and FN44-45 thereof of Staff Legal Bulletin No. 19 (October 14, 2011). Please also provide a risk factor that sets forth the risks of uncertain tax treatment to investors and states that the reorganization may not qualify under 368(a).

Response: We have revised the disclosure on page 37 of Amendment No. 2 to clarify the degree of uncertainty regarding counsel’s conclusion and provided the requested risk factor on page 20.
Exhibits

2.
We note that Morgan Lewis’s opinion states that the federal income tax consequences of the exchange to holders of BrightSphere-United Kingdom ordinary shares should be as described in the registration statement. Please revise to state that the description of tax consequences in the registration statement constitutes counsel’s opinion.

Response: We have filed a revised opinion from counsel as an exhibit to Amendment No. 2 stating that the description of tax consequences in the registration statement constitutes counsel’s opinion.
If you have any questions regarding this response letter or the Form S-4, please contact our counsel, Morgan, Lewis & Bockius LLP, by calling Christina Edling Melendi at (212) 309-6000.

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Very truly yours,
BrightSphere Investment Group Inc.
By: /s/ Guang Yang
Guang Yang
Chief Executive Officer

CC:	Christina Edling Melendi, Esq., Morgan, Lewis & Bockius LLP